

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9615

December 22, 2003



03045498

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
JAN 13 2004
THOMSON FINANCIAL
SUPPL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Semi-Annual Business Report to Shareholders for Six Months Ended September 30, 2003 (Summary translation)
- Semi-Annual Securities Report for Six Months Ended September 30, 2003 (Summary translation dated December 16, 2003)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

(Summary translation)

File Number: 82-2544

SEMI-ANNUAL BUSINESS REPORT TO SHAREHOLDERS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2003

NINTENDO CO., LTD.

(Summary translation)

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results (mainly consolidated basis) from April 1, 2003 through September 30, 2003:

It has been twenty years since Nintendo's "Family Computer System" was first introduced in Japan. Since that time, technological advancements have made video games more sophisticated and diversified. On the other hand, the quest for pursuing more realistic and complex game graphics is approaching its limit. Games have become so complex that it requires an enormous amount of time and energy in order to play them. Therefore, it is becoming increasingly more difficult for them to be enjoyed by everyone.

During the six-month period, the handheld market expanded in both the hardware and software sectors. As for the console market, hardware sales started to decline as the market began to saturate. With respect to software sales, domestically, there was no sign of a halt to the shrinking software market. Sales in the overseas market increased, though cultural preferences concentrated sales only around sports games and movie-related software titles. Fewer games have the potential of offering new excitement that appeals to people all over the world regardless of culture, age, or sex. Furthermore, price competition has become intense around the globe, leaving the video game business environment in yet another crucial situation.

Under such circumstances, Nintendo has continued to introduce new gaming ideas under the theme "connectivity" by utilizing its home entertainment console NINTENDO GAMECUBE and handheld system GAME BOY ADVANCE, as well as developing software which are easily accessible to anyone around the world.

As a result, consolidated net sales for the six-month period ended September 30, 2003 were 211.3 billion yen, including overseas sales of 156.4 billion yen, which accounted for 74.0% of sales. Loss before income taxes and extraordinary items was 5.8 billion yen resulting from 40.3 billion yen in foreign exchange loss. Net loss was 2.8 billion yen.

With respect to sales by business category, in the electronic entertainment products division, the GAME BOY ADVANCE software titles "Pokémon Ruby" & "Pokémon Sapphire" which were released in Europe in July (previously released in the Japanese and the U.S. markets) showed strong sales since its launch. The games became a huge hit reaching cumulative worldwide sales of 10 million units. In Japan, "Made in Wario (Warioware Inc.)" enjoyed lasting success as it was well accepted by a wide range of users for its simplicity and instant fun.

(Summary translation)

As a result, hardware sales expanded mainly around the high grade handheld system GAME BOY ADVANCE SP which was released worldwide during the previous period.

As for products for NINTENDO GAMECUBE, amid intense competition, GAME BOY PLAYER, which allows GAME BOY software to be played on the TV screen, was bundled with the hardware and distributed with no price change as a means to strengthen sales promotion. While some success was achieved during the summer, sales did not expand as anticipated, therefore, after late September, a worldwide reduction to a more appealing price point was initiated to promote sales.

Total net sales in the electronic entertainment products division were 210.3 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1 billion yen.

Net Cash (Cash and cash equivalents) provided by operating activities increased by 1.6 billion yen due to factors such as the decrease in inventory. Net Cash used in investing activities decreased by 36.1 billion yen. Deposits made to time deposits were factors of the decrease. Because of factors such as dividend payout, net Cash used in financing activities declined by 14.7 billion yen. As a result, at September 30, 2003, Nintendo's cash and cash equivalents were 660 billion yen (including the 39.2 billion yen decrease resulting from the effect of exchange rate changes on cash and cash equivalents).

The semi-annual dividend level was maintained at 70 yen per share.

In the future, competition in the video game industry will be a matter of "who can acquire the most limited free time of the users". Expansion of the market cannot be hoped for just by pursuing complexity and realistic representation in games.

Under such circumstances, Nintendo will go back to the basics by developing software which is easily accessible to anyone even without prior experience or knowledge and, at the same time, which includes profound game plays so that all players, regardless of their game skills, can play to their heart's content. To achieve that goal, Nintendo will seek out new talent through the R&D Section newly-established in Tokyo and Nintendo Game Seminar, strengthen the R&D framework by collaborating with third party developers and utilize the wide variety of franchise characters and excellence in development built up over the years. In addition, "club.nintendo", an online member's club, has been introduced in Japan in October. The aim is to more effectively communicate sales promotion activities directly to users.

Your continued support and cooperation is greatly appreciated.

(Summary translation)

<Financial Review>

CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2003, and March 31, 2003

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31, 2003	
	Amount	%	Amount	%	Amount	%
Assets						
Current assets:	**1,043,495**	**90**	**895,005**	**88**	**969,309**	**89**
Cash & cash equivalents	797,969		696,242		748,650	
Notes and trade accounts receivable	69,798		45,453		49,085	
Marketable securities	12,839		1,535		8,266	
Inventories	100,021		83,362		104,524	
Deferred income taxes	34,265		37,781		31,158	
Other current assets	34,509		34,844		33,088	
Allowance for doubtful accounts	- 5,907		- 4,214		- 5,463	
Fixed assets:	**118,351**	**10**	**122,646**	**12**	**116,210**	**11**
(Property, plant & equipment)	**(61,081)**	**(5)**	**(57,670)**	**(6)**	**(59,369)**	**(6)**
Buildings & structures	22,916		21,200		21,959	
Land	33,229		32,616		33,134	
Other	4,935		3,853		4,275	
(Intangible assets)	**(207)**	**(0)**	**(232)**	**(0)**	**(225)**	**(0)**
(Investments & other assets)	**(57,062)**	**(5)**	**(64,743)**	**(6)**	**(56,616)**	**(5)**
Investments in securities	39,109		50,567		38,551	
Deferred income taxes	12,502		12,128		14,712	
Other assets	5,526		2,104		3,407	
Allowance for doubtful accounts	- 75		- 56		- 55	
Total	**1,161,847**	**100**	**1,017,651**	**100**	**1,085,519**	**100**

(Summary translation)

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31, 2003	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Current liabilities	**220,553**	**19**	**141,322**	**14**	**186,050**	**17**
Notes and trade accounts payable	137,195		77,706		96,475	
Accrued income taxes	13,681		12,829		38,913	
Reserve for bonuses	1,557		1,601		1,672	
Other current liabilities	68,119		49,185		48,988	
Non-current liabilities	**6,605**	**1**	**8,197**	**1**	**8,946**	**1**
Non-current accounts payable	275		125		135	
Reserve for employee retirement and severance benefits	4,661		6,434		7,070	
Reserve for directors retirement and severance benefits	1,669		1,638		1,740	
Total liabilities	**227,159**	**20**	**149,520**	15	**194,996**	**18**
Minority interests	**11**	**0**	**174**	**0**	**153**	**0**
Shareholders' equity						
Capital stock	**10,065**	**1**	**10,065**	**1**	**10,065**	**1**
Additional paid-in capital	**11,584**	**1**	**11,584**	**1**	**11,584**	**1**
Retained earnings	**912,204**	**78**	**937,803**	92	**950,262**	**88**
Unrealized gains on other securities	**3,333**	**0**	**5,458**	**1**	**2,254**	**0**
Translation adjustments	**- 2,267**	**- 0**	**- 10,078**	**- 1**	**- 2,275**	**- 0**
Treasury stock, at cost	**- 245**	**- 0**	**- 86,875**	**- 9**	**- 81,521**	**- 8**
Total shareholders' equity	**934,675**	**80**	**867,957**	85	**890,369**	**82**
Total	**1,161,847**	**100**	**1,017,651**	**100**	**1,085,519**	**100**

(Notes:)	(Sept. 30, 2002)	(Sept. 30, 2003)	(Mar. 31, 2003)
1. Accumulated depreciation	33,302 million yen	35,679 million yen	34,988 million yen
2. Treasury Stock	12,533 shares	7,982,207 shares	7,334,448 shares
3. Shareholders' equity per share	6,598.18 yen	6,492.47 yen	6,626.74 yen

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31, 2003	
	Amount	%	Amount	%	Amount	%
Net sales	208,002	100	211,382	100	504,135	100
Cost of sales	141,879		135,722		308,525	
Gross Margin	**66,123**	**32**	**75,659**	**36**	**195,609**	**39**
Selling, general & administrative expenses	38,199		46,888		95,488	
Operating income	**27,924**	**13**	**28,771**	**14**	**100,120**	**20**
Other income	9,977		5,934		18,283	
Interest Income	8,756		4,724		15,942	
Other	1,221		1,209		2,340	
Other expenses	29,484		40,555		23,363	
Sales Discount	96		182		387	
Equity in loss of non-consolidated subsidiary and affiliates	223		14		77	
Foreign exchange loss	29,105		40,303		22,620	
Other	60		54		278	
Income before income taxes and extraordinary items	**8,416**	**4**	**- 5,849**	**- 3**	**95,040**	**19**
Extraordinary income	19,248		2,378		19,218	
Extraordinary loss	186		68		943	
Income before income taxes	**27,478**	**13**	**- 3,539**	**- 2**	**113,315**	**22**
Provision for income taxes and enterprise tax	9,180		6,549		45,018	
Income taxes deferred	- 598		- 7,224		954	
Minority interests	- 78		20		74	
Net Income	**18,974**	**9**	**- 2,885**	**- 1**	**67,267**	**13**

CONSOLIDATED STATEMENTS OF SURPLUS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in millions

	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003
	Amount	Amount	Amount
(Additional paid-in capital)			
Additional paid in capital – Beginning	**11,584**	**11,584**	**11,584**
Additional paid in capital – Ending	**11,584**	**11,584**	**11,584**
(Retained earnings)			
Retained earnings – Beginning	**904,732**	**950,262**	**904,732**
Total increase	**18,974**	**-**	**67,267**
Net income	18,974	-	67,267
Total decrease	**11,502**	**12,459**	**21,737**
Cash dividend	11,332	9,403	21,248
Directors' bonuses	170	170	170
Loss on disposal of treasury stock	-	0	-
Net loss	-	2,885	-
Decrease in retained earnings due to exclusion of affiliates with equity method applied	-	-	318
Retained earnings – Ending	**912,204**	**937,803**	**950,262**

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in millions

	Sept. 30, 2002	Sept. 30, 2003	Mar. 31, 2003
	Amount	Amount	Amount
Cash flows from operating activities	- 56,539	1,662	- 23,557
Cash flows from investing activities	13,174	- 36,176	36,088
Cash flows from financing activities	- 11,379	- 14,719	- 102,620
Effect of exchange rate changes on cash and cash equivalents	- 29,774	- 39,274	- 24,206
Cash and cash equivalents – Beginning	863,116	748,600	863,116
Decrease in cash and cash equivalents due to change in scope of consolidation	-	-	- 220
Cash and cash equivalents – Ending	778,597	660,091	748,600

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2003, and March 31, 2003

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31, 2003	
	Amount	%	Amount	%	Amount	%
Assets						
Current assets:	**900,430**	**87**	**751,215**	**84**	**827,931**	**86**
Cash & cash equivalents	701,972		584,554		662,810	
Notes receivable	4,345		1,341		1,606	
Trade accounts receivable	118,306		60,798		71,271	
Inventories	24,866		22,773		18,578	
Deferred income taxes	23,459		27,105		23,597	
Other current assets	27,858		54,847		50,176	
Allowance for doubtful accounts	- 379		- 205		- 109	
Fixed assets:	**138,411**	**13**	**147,710**	**16**	**139,418**	**14**
(Property, plant & equipment)	**(43,344)**	**(4)**	**(41,902)**	**(4)**	**(42,147)**	**(4)**
Buildings & structures	15,748		14,697		14,842	
Land	25,596		25,596		25,596	
Other	1,999		1,608		1,709	
(Intangible assets)	**(142)**	**(0)**	**(137)**	**(0)**	**(136)**	**(0)**
(Investments & other assets)	**(94,924)**	**(9)**	**(105,669)**	**(12)**	**(97,134)**	**(10)**
Investments in securities	38,446		48,306		36,319	
Investments in affiliates	39,925		44,841		44,319	
Deferred income taxes	11,196		10,546		13,216	
Other assets	10,340		5,330		8,629	
Allowance for doubtful accounts	- 4,984		- 3,355		- 5,350	
Total	**1,038,841**	**100**	**898,925**	**100**	**967,349**	**100**

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31. 2003	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Current liabilities	**181,249**	**18**	**101,850**	**11**	**155,538**	**16**
Notes payable	20,682		6,118		6,922	
Trade accounts payable	114,218		68,521		84,920	
Other accounts payable	15,776		12,113		13,643	
Accrued income taxes	1,021		2,724		31,686	
Reserve for bonuses	1,557		1,601		1,672	
Other current liabilities	27,992		10,770		16,693	
Non-current liabilities	**3,290**	**0**	**4,997**	**1**	**5,086**	**1**
Non-current accounts payable	275		125		135	
Reserve for employee retirement and severance benefits	1,345		3,233		3,211	
Reserve for directors retirement and severance benefits	1,669		1,638		1,740	
Total liabilities	**184,540**	**18**	**106,848**	**12**	**160,625**	**17**
Capital stock	**10,065**	**1**	**10,065**	**1**	**10,065**	**1**
Additional paid-in capital	**11,584**	**1**	**11,584**	**1**	**11,584**	**1**
Capital reserve	11,584		11,584		11,584	
Retained earnings	**829,563**	**80**	**851,845**	**95**	**864,341**	**89**
Legal reserve	2,516		2,516		2,516	
Optional reserve	560,050		660,049		560,050	
Unappropriated	266,996		189,279		301,774	
Translation adjustments	**3,333**	**0**	**5,458**	**1**	**2,254**	**0**
Treasury stock, at cost	**- 245**	**- 0**	**- 86,875**	**- 10**	**- 81,521**	**- 8**
Total shareholders' equity	**854,301**	**82**	**792,077**	**88**	**806,724**	**83**
Total	**1,038,841**	**100**	**898,925**	**100**	**967,349**	**100**

(Notes:)	(Sept. 30, 2002)	(Sept. 30, 2003)	(Mar. 31, 2003)
1. Accumulated depreciation	21,376 million yen	23,279 million yen	22,590 million yen

2. This financial statement is created based on the Provisions of Semi-Annual Financial Statements.

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2002 and 2003, and year ended March 31, 2003

Yen in millions

	Sept. 30, 2002		Sept. 30, 2003		Mar. 31, 2003	
	Amount	%	Amount	%	Amount	%
Net sales	223,933	100	172,891	100	482,162	100
Cost of sales	186,158		121,604		355,485	
Gross margin	**37,775**	**17**	**51,286**	**30**	**126,676**	**26**
Selling, general & administrative expenses	16,006		20,839		41,098	
Operating income	**21,769**	**10**	**30,447**	**18**	**85,578**	**18**
Other income	26,786		5,344		33,919	
Other expenses	28,927		41,083		21,528	
Income before income taxes and extraordinary items	**19,628**	**9**	**- 5,291**	**- 3**	**97,969**	**20**
Extraordinary income	66		2,109		126	
Extraordinary loss	152		207		895	
Income before income taxes	**19,541**	**9**	**- 3,389**	**- 2**	**97,200**	**20**
Provision for income taxes and enterprise tax	2,812		2,560		37,061	
Income taxes deferred	265		- 3,028		- 1,019	
Net Income	**16,464**	**7**	**- 2,922**	**- 2**	**61,157**	**13**
Gains carried over from previous period	250,532		192,202		250,532	
Interim dividend	-		-		9,915	
Loss on disposal of treasury stock	-		0		-	
Unappropriated retained earnings	**266,996**		**189,279**		**301,774**	

(Notes:)	(Sept. 30, 2002)	(Sept. 30, 2003)	(Mar. 31, 2003)
1. Interest & dividend income (Included in other income)	26,115 million yen	4,701 million yen	32,719 million yen
2. Foreign exchange loss (Included in other expenses)	28,817 million yen	40,886 million yen	21,093 million yen

3. This financial statement is created based on the Provisions of Semi-Annual Financial Statements.

<Stock Status> (As of September 30, 2003)

1. Number of shares authorized 400,000,000
2. Number of shares outstanding 141,669,000
3. Number of shareholders 25,624

4. Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)
Hiroshi Yamauchi	141,700	10.61
Japan Trustee Services Bank, Ltd. (Trust Account)	90,558	6.78
The Chase Manhattan Bank N.A. London	80,678	6.04
The Bank of Kyoto, Ltd.	70,745	5.30
The Bank of Tokyo-Mitsubishi, Ltd.	64,574	4.84
The Master Trust Bank of Japan, Ltd. (Trust Account)	57,191	4.28
The Master Trust Bank of Japan, Ltd. (UFJ Bank Limited Pension and Severance Payments Trust Account)	47,647	3.57
Japan Trustee Services Bank, Ltd. (Re-trust of Resona Trust and Banking, Co., Ltd./ Resona Bank, Ltd. Pension and Severance Payments Trust Account)	35,000	2.62

Note: 1) The list above contains top eight shareholders in the shareholders' list, excluding the Company (i.e. Nintendo Co., Ltd.) from the list.

2) The Company holds 79,822 hundred treasury stocks.

5. Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
Individuals etc.	24,131	94.17	23,117,389	16.32
Financial institutions	143	0.56	53,180,786	37.54
Other domestic corporations	632	2.47	3,939,606	2.78
Foreigners	656	2.56	51,724,439	36.51
Securities corporations	61	0.24	1,724,573	1.22
Treasury stocks	1	0.00	7,982,207	5.63
Total	25,624	100.00	141,669,000	100.00

6. Ownership of shares (by number of shares)

Stratification		Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
1-	99	1,661	6.48	73,854	0.05
100-	499	19,217	75.00	2,946,097	2.08
500-	999	1,947	7.60	1,185,521	0.84
1,000-	4,999	2,056	8.02	3,632,863	2.56
5,000-	9,999	251	0.98	1,672,395	1.18
10,000-	99,999	363	1.42	10,775,484	7.61
100,000-	999,999	109	0.42	33,333,149	23.53
over	1,000,000	20	0.08	88,049,637	62.15
Total		25,624	100.00	141,669,000	100.00

<Employee Status>

(As of September 30, 2003)

Number of Employees on Consolidated Basis	3,015
Number of Employees on Non-consolidated Basis	1,241

<Board of Directors & Auditors>

(As of September 30, 2002)

Position	Name
Chairman (Representative Director)	Atsushi Asada
President (Representative Director)	Satoru Iwata
Senior Managing Director (Representative Director)	Yoshihiro Mori Shinji Hatano Genyo Takeda Shigeru Miyamoto
Managing Director	Masaharu Matsumoto Nobuo Nagai Eiichi Suzuki
Director	Akira Iijima Kazuo Kawahara Tatsumi Kimishima
Director, Executive Adviser	Hiroshi Yamauchi
Auditor	Takayasu Kojima Ichiro Nakaji Yoshiro Kitano Katsuo Yamada Naoki Mizutani

<Independent Auditors>

ChuoAoyama Audit Corporation

<OFFICES & FACILITIES>

Corporate Headquarters:	11-1, Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Phone: (075) 662-9600
Uji Plant:	92-15 Enba, Makishima-cho, Uji-city, Kyoto 611-0041, Japan Phone: (0774) 21-3191
Uji Ogura Plant:	56 Kaguraden, Ogura-cho, Uji-city, Kyoto 611-0042, Japan Phone: (0774) 23-7838
Uji Okubo Plant:	54-1 Tahara, Okubo-cho, Uji-city, Kyoto 611-0033, Japan Phone: (0774) 45-3030
Tokyo Branch Office:	5-21-5 Asakusabashi, Taito-ku, Tokyo 111-0053, Japan Phone: (03) 5820-2251
Osaka Branch Office:	1-13-9, Honjohigashi, Kita-ku, Osaka 531-0074, Japan Phone: (06) 6376-5950
Nagoya Sales Office:	2-18-9, Habashita, Nishi-ku, Nagoya 451-0041, Japan Phone: (052) 571-2510
Okayama Sales Office:	4-4-11, Hokan-cho, Okayama 700-0026, Japan Phone: (086) 252-1821
Sapporo Sales Office:	18-2 Nishi, Kitakujo, Chuo-ku, Sapporo 060-0009, Japan Phone: (011) 621-0513

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of The Chuo Mitsui Trust and Banking Company, Limited All the domestic head office and branch offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

URL where balance sheet and income statement are listed instead of them published as Financial Result Publication based on a law under Commercial Code:
http://www.nintendo.co.jp/kessan/index.html

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts, are needed, such requests are accepted at 0120-87-2031, a toll-free dial of Transfer agent 24 hours a day.

- Effective on June 30, 2003, additional purchase of odd lot shares became possible. Please contact offices of the Transfer agent if there is such demand.

(Summary translation)

03 DEC -7 AM 7:21

File Number: 82-2544

SEMI-ANNUAL SECURITIES REPORT FOR SIX MONTHS ENDED SEPTEMBER 30, 2003

NINTENDO CO., LTD.

(Summary translation)

(December 16, 2003)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2003

Cover letter addressed to Kanto Finance Bureau

5. Financial review
   1. Interim consolidated financial statements and other information
      (1) Interim consolidated financial statements
      (2) Others
   2. Interim financial statements and other information
      (1) Interim financial statements
      (2) Others

6. Reference information for the Company

II Information about guaranteed company by the Company

[Interim audit report]